# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quipt Home Medical Corp., CIK 0001540013
CUSIP: 74880p104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076
Date of event which requires filing of this statement: 10/31/2025
Filed by CIK 0001998785
Persons authorized to receive notices and communications: Emma Kreis, 444 W Lake St, Ste 1900, Chicago, Illinois (IL), 60606, 7738125355; Ari B. Levy, 444 W Lake St, Ste 1900, Chicago, Illinois (IL), 60606, 7734598610; Timothy Won, 444 W Lake St, Ste 1900, Chicago, Illinois (IL), 60606, 8472174556

## Reporting persons
- Lakeview Opportunity Fund LLC (CIK 0001998785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,465,178; sole dispositive power 0; shared dispositive power 3,465,178; aggregate amount beneficially owned 3,465,178 (8% of the class)
- Lakeview Opportunity Fund GP, LLC (CIK 0002076954): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,465,178; sole dispositive power 0; shared dispositive power 3,465,178; aggregate amount beneficially owned 3,465,178 (8% of the class)
- LIG Fund Management, LLC (CIK 0002077011): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,465,178; sole dispositive power 0; shared dispositive power 3,465,178; aggregate amount beneficially owned 3,465,178 (8% of the class)
- Ari B. Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,465,178; sole dispositive power 0; shared dispositive power 3,465,178; aggregate amount beneficially owned 3,465,178 (8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Quipt Home Medical Corp.
Address of issuer's principal executive offices: 1019 TOWN DRIVE, WILDER, Kentucky (KY), 41076

## Item 2. Identity and Background
Name of person filing:
(i). Lakeview Opportunity Fund, LLC, a Delaware limited liability company ("Lakeview LLC"), with respect to the shares of Common Stock of Quipt Home Medical Corp (NASDAQ: QIPT), (the "Issuer"), directly and beneficially owned by it;
(ii). Lakeview Opportunity Fund GP, LLC, a Delaware limited liability company ("Lakeview GP"), as the managing member of Lakeview LLC;
(iii). LIG Fund Management, LLC, a Delaware limited liability company ("Lakeview Management"), as the investment manager of Lakeview LLC; and
(iv). Ari B. Levy, as the manager of Lakeview GP and Lakeview Management. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: 444 W Lake St., Ste 1900, Chicago, IL 60606
Present principal occupation or employment: The principal business of Lakeview LLC is investing in securities. The principal business of Lakeview GP is serving as the managing member of Lakeview LLC. The principal business of Lakeview Management is providing investment management services, including serving as the investment manager of Lakeview LLC. Mr. Levy serves as the manager of each of Lakeview GP and Lakeview Management.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Levy is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Lakeview LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,425,478.00 Shares beneficially owned by Lakeview LLC is approximately $8,477,354 excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are based upon 43,443,972 Shares outstanding, as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025. As of the date hereof, Lakeview LLC beneficially owns directly 3,425,478.00 Shares, representing approximately 7.9% of the outstanding Shares. Lakeview GP, as the managing member of Lakeview LLC, may be deemed to beneficially own the 3,425,478.00 Shares owned directly by Lakeview LLC, representing approximately 7.9% of the outstanding Shares. Lakeview Management, as the investment manager of Lakeview LLC, may be deemed to beneficially own the 3,425,478.00 Shares owned directly by Lakeview LLC, representing approximately 7.9% of the outstanding Shares. Mr. Levy, as the manager of Lakeview GP and Lakeview Management, may be deemed to beneficially own the 3,425,478.00 Shares owned directly by Lakeview LLC, representing approximately 7.9% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: 3,425,478.00
Transactions in the class effected during the past sixty days: Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference. Unless otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Transactions in Securities.

## Signatures
- Lakeview Opportunity Fund LLC: Ari Levy, Ari Levy/ Chief Investment Officer (11/07/2025)
- Lakeview Opportunity Fund LLC: Timothy Won, Partner (11/07/2025)
- Lakeview Opportunity Fund GP, LLC: Ari Levy, Ari Levy/ Chief Investment Officer (11/07/2025)
- LIG Fund Management, LLC: Ari Levy, Ari Levy/ Chief Investment Officer (11/07/2025)
- Ari B. Levy: Ari Levy, Ari Levy/ Chief Investment Officer (11/07/2025)